INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                          Filed Pursuant To Rule 424(b)(3)
                                          Registration No. 33-63855

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued March 20, 1998)

(To Prospectus dated January 4, 1996)

                                  $50,000,000

                                   Ferro Logo

                               Ferro Corporation
                                % DEBENTURES DUE
                            ------------------------
              Interest payable                and

                            ------------------------

   THE DEBENTURES WILL MATURE ON             ,       . THE DEBENTURES WILL BE
REDEEMABLE, IN WHOLE OR FROM TIME TO TIME IN PART, AT THE OPTION OF THE COMPANY
   AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THE PRINCIPAL AMOUNT OF THE DEBENTURES TO BE REDEEMED OR (II) THE SUM OF THE PRESENT
  VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON (EXCLUSIVE OF INTEREST ACCRUED TO THE DATE OF REDEMPTION) DISCOUNTED TO THE DATE
   OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF
 TWELVE 30-DAY MONTHS) AT THE TREASURY RATE (AS DEFINED HEREIN) PLUS     BASIS
   POINTS, PLUS, IN EITHER CASE, ACCRUED AND UNPAID INTEREST ON THE PRINCIPAL
    AMOUNT BEING REDEEMED TO THE DATE OF REDEMPTION. THE DEBENTURES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN THE NAME OF THE DEPOSITORY TRUST
COMPANY OR ITS NOMINEE (THE "DEPOSITARY"). INTERESTS IN SUCH GLOBAL NOTE WILL BE SHOWN ON, AND TRANSFER THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED
 BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, DEBENTURES
    IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF DEBENTURES."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                       PRICE      % AND ACCRUED INTEREST

                            ------------------------

                                                                UNDERWRITING
                                                PRICE TO       DISCOUNTS AND       PROCEEDS TO
                                               PUBLIC(1)       COMMISSIONS(2)     COMPANY(1)(3)
                                               ---------       --------------     -------------
Per Debenture...............................              %                 %                 %
Total.......................................  $                 $                 $

------------
(1) Plus accrued interest from           , 1998.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Company estimated at $        .

                            ------------------------

     The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Baker & Hostetler LLP, counsel for the Underwriter. It is expected that delivery of the
Debentures will be made on or about                , 1998 through the book-entry
facilities of the Depositary against payment therefor in immediately available funds.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER

March      , 1998

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                ---------------

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which Exchange the Common Stock of the Company is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement. Statements contained therein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof. Each such statement in the Prospectus is qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and copies thereof may also be obtained from the Commission upon the payment of prescribed fees. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.
                                ---------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH ANY OFFERING OF THE DEBENTURES, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Established in 1919 as a manufacturer of porcelain enamel frit, Ferro Corporation, an Ohio corporation (the "Company"), is now a producer of specialty materials for industry, including coatings, colors, ceramics, chemicals and plastics. Ferro's major markets are building and renovation, major appliances, household furnishings, transportation, industrial products, packaging and leisure products.

     Ferro has had an international presence since 1927, when it initiated operations in Canada, followed by Great Britain and Holland. Over the years, the Company expanded further into Europe, Latin America, Australia and the Far East. Thus, a global perspective has influenced the organization's philosophy and management throughout most of its business history.

     The Company's strong worldwide status stems from its current manufacturing presence in 19 countries and its leading position in market segments within each country and regional area. The Company's products are sold in over 100 countries.

     Over the years, the Company's geographic diversification has been strengthened by product development, as the Company applied its growing technology base to other specialty materials related to its core businesses. Increasing requirements for materials that can deliver higher performance, greater durability and cost effectiveness have led to increased demand for specialty materials. Many of these materials are custom formulated for particular uses in manufactured products. Skilled application of materials sciences and chemical technology to create innovative products has made the Company a leading source for specialty materials throughout the world.

     The Company's principal executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114-1183 and its telephone number is (216) 641-8580.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Debentures will be used for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the issuance of the Debentures and the application of the net proceeds of the Offering. This information should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference into the Prospectus.

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT
  Notes and Loans Payable...................................  $ 23,269     $ 23,269
                                                              ========     ========
LONG-TERM DEBT
  Debentures, 7 5/8%, due 2013..............................  $ 24,801     $ 24,801
  Debentures, 8%, due 2025..................................    49,364       49,364
  Debentures, 7 3/8%, due 2015..............................    24,936       24,936
  Debentures,   %, due      ................................         0       50,000
  Mortgages, 7.207%, payable to 2017........................        74           74
  Foreign debt..............................................     2,845        2,845
                                                              --------     --------
          Total Long-term Debt (less current portion).......  $102,020     $152,020
                                                              --------     --------
SHAREHOLDERS' EQUITY
  Serial convertible preferred stock, without par value.
     Authorized 2,000,000 shares; 1,520,215 shares issued...  $ 70,500     $ 70,500
  Guaranteed ESOP Obligation................................   (13,815)     (13,815)
  Common stock, par value $1 per share.
     Authorized 150,000,000 shares; 47,323,053 shares
      issued................................................    47,323       47,323
  Paid-in capital...........................................     1,908        1,908
  Retained earnings.........................................   405,768      405,768
  Foreign currency translation adjustment...................   (51,771)     (51,771)
  Other.....................................................    (7,630)      (7,630)
                                                              --------     --------
                                                               452,283      452,283
  Less cost of treasury stock:
     Common.................................................   167,974      167,974
     Preferred..............................................    11,158       11,158
                                                              --------     --------
          Total Shareholders' Equity........................  $273,151     $273,151
                                                              --------     --------
  Total Capitalization......................................  $375,171     $425,171
                                                              ========     ========

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information of the Company. This information should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference into the Prospectus.

                                                                 YEAR ENDED DECEMBER 31
                                             --------------------------------------------------------------
                                              1997(1)        1996         1995         1994       1993(2)
                                             ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
Net sales..................................  $1,381,280   $1,355,685   $1,322,954   $1,194,247   $1,065,748
Net income (loss)..........................     (37,277)      54,586       49,254       47,394       36,955
BALANCE SHEET DATA:
Total assets...............................     785,679      870,468      872,112      801,376      767,894
Long-term Debt (less current portion)......     102,020      105,308      104,910       77,611       79,349
Shareholders' equity.......................     273,151      384,204      382,150      366,744      358,797
OTHER DATA:
Ratio of earnings to fixed charges.........       (2.20)        6.52         5.69         6.74         5.21
Ratio of earnings to combined fixed charges
  and preferred stock dividends............       (1.72)        5.11         4.49         4.95         3.74

---------------
(1) Included in 1997 is a realignment charge of $152.8 million, which on an after-tax basis is $100.0 million.

(2) Included in 1993 is the cumulative effect of accounting changes (accounting for post-retirement benefits other than pensions and accounting for income taxes) of $20.6 million on an after-tax basis. Also included in 1993 is a pretax restructuring charge of $3.0 million which on an after-tax basis is $1.8 million.

                           DESCRIPTION OF DEBENTURES

GENERAL

     The following description of the particular terms of the Debentures offered hereby (referred to herein as the "Debentures" and in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The Debentures offered hereby will be limited to $50,000,000 aggregate principal amount and are to be issued under an Indenture, dated as of
March   , 1998 (the "Indenture"), between the Company and Chase Manhattan Trust
Company, National Association as trustee (the "Trustee"). The basic terms of the Indenture are more fully described in the accompanying Prospectus. The Debentures will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof.

INTEREST AND MATURITY

     The Debentures will bear interest at the rate of   % per annum from
            , 1998. Interest will be payable semi-annually on each      and
     (the "Interest Payment Dates"), commencing             , 1998, to the
persons in whose names the Debentures are registered at the close of business on
     or      (the "Record Dates"), as the case may be, next preceding the respective Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months and will be payable at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio; provided, that at the option of the Company, interest payments may be made by checks mailed to the registered holders of the Debentures. The Debentures will
mature on             ,      (the "Maturity Date"). The Debentures will not be
entitled to the benefit of any sinking fund.

     The principal of the Debentures will be payable on the Maturity Date at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio.

     Any interest or principal payment required to be made on a day that is not a Business Day (as defined below) need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such day, and no additional interest shall accrue as a result of such delayed payment. "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in New York, New York and Cleveland, Ohio are authorized or obligated by law or executive order to close.

REDEMPTION AT THE OPTION OF THE COMPANY

     The Debentures will be redeemable, in whole or from time to time in part, at the option of the Company on any date (a "Redemption Date"), at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate plus      basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided that installments of interest on Debentures which are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Debentures, registered as such at the close of business on the relevant Regular Record Date, according to the terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Debentures, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable

Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (as expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means with respect to any Redemption Date for the Debentures (i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means: (i) Morgan Stanley & Co. Incorporated and its successor; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefore another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third Business Day preceding such Redemption Date.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of Debentures to be redeemed. If less than all the Debentures are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it deems fair and appropriate, the Debentures to be redeemed in whole or in part.

     Unless the Company defaults in payment of the redemption price, on or after any Redemption Date interest will cease to accrue on the Debentures or portions thereof called for redemption.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be represented by one or more fully registered Global Notes which will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Unless and until it is exchanged in whole or in part for Debentures in certificated form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     The Depositary has advised the Company as follows: It is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Depositary was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom or representatives of which own the Depositary. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary has advised the Company that upon the issuance of the Global Notes, the Depositary will credit on its book-entry system the respective principal amounts of the individual Debentures represented by such Global Notes to the accounts of the appropriate Participants. The accounts to be credited shall be designated by the Underwriter. Ownership of beneficial interests in the Global Notes will be limited to Participants or persons that own beneficial interests through Participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary's Participants or persons that hold through Participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities. Such laws may limit the market for beneficial interests in the Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of the Global Notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures in certificated form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any consent or action of holders or if an owner of a beneficial interest in the Global Notes desires to give a consent or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give such consent or take such action, and such Participants would authorize beneficial owners holding through such Participants to give such consent or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on the Global Notes registered in the name of the Depositary or its nominee will be made by the Trustee to the Depositary or such nominee as the registered owner of the Global Notes. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Global Notes are registered as the sole owner or holder of the Global Notes for the purpose of receiving payment of principal, premium, if any, and interest on the Global Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the Global Notes to owners of beneficial interests in the Global Notes. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action or inaction of the Depositary or its nominee or any Participant.

     If (x) the Depositary is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the Exchange Act, (y) the Company executes and delivers to the Trustee an order to the effect that the Global Notes shall be transferable and exchangeable for Debentures in definitive form or (z) an Event of Default has occurred and is continuing with respect to the Debentures, the Global Notes will be transferable or exchangeable for Debentures in definitive form of like tenor in an equal aggregate principal amount. Such definitive Debentures shall be registered in such name or names as the Depositary shall instruct the Trustee.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
dated March   , 1998 (the "Underwriting Agreement"), between the Company and
Morgan Stanley & Co. Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, all of the Debentures offered hereby.

     The Underwriter proposes to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices
less a concession not to exceed      % of the principal amount of the
Debentures. The Underwriter may allow, and such dealers may reallow, a
concession not to exceed      % of the principal amount of the Debentures to
certain brokers and dealers. After the Debentures are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriter.

     The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Debentures is subject to certain conditions, including delivery of certain legal opinions by counsel for the Underwriter.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities under the Securities Act of 1933 and will contribute to payments the Underwriter may be required to make in respect thereof.

     The Debentures will be a new issue of securities for which there is currently no market. Although the Underwriter has informed the Company that it currently intends to make a market in the Debentures, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Debentures. The Company does not intend to apply for listing of the Debentures on a national securities exchange.

     In the ordinary course of its businesses, the Underwriter may in the future provide investment banking services to the Company and its affiliates in connection with various transactions and proposed transactions.

     In order to facilitate the offering of the Debentures, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Debentures for its own account. In addition, to cover over-allotments or to stabilize the price of the Debentures, the Underwriter may bid for, and purchase, the Debentures in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Debentures in the offering, if the Underwriter repurchases previously distributed Debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

                             VALIDITY OF DEBENTURES

     The validity of the Debentures to be offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Certain legal matters in connection with the Debentures to be offered hereby will be passed upon for the Underwriter by Baker & Hostetler LLP, Cleveland, Ohio. Mark A. Cusick, Esq., a partner in the firm of Squire, Sanders & Dempsey L.L.P., is Secretary of the Company.

PROSPECTUS

                                  $300,000,000

                               Ferro Corporation
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                               DEPOSITARY SHARES
                            ------------------------

     Ferro Corporation (the "Company") may offer from time to time (a) unsecured debt securities (the "Debt Securities") consisting of debentures, notes and/or other evidences of indebtedness, which may be either senior or subordinated, (b) shares of its Common Stock, $1.00 par value per share (the "Common Stock"), (c) shares of its Serial Preferred Stock, without par value (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts (the "Depositary Shares") and which may be convertible into or exchangeable for Common Stock issued hereunder, (d) warrants to purchase Debt Securities, Common Stock or Preferred Stock (the "Warrants"), (e) Stock Purchase Contracts ("Stock Purchase Contracts") to purchase Common Stock and/or Preferred Stock, and (f) Stock Purchase Units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and debt obligations of the United States of America or agencies or instrumentalities thereof securing the holder's obligation to purchase Common Stock and/or Preferred Stock under the Stock Purchase Contract, with an aggregate initial public offering price of up to $300,000,000, on terms to be determined at the time or times of offering. The Debt Securities, Common Stock, Preferred Stock, Warrants, Stock Purchase Contracts, Stock Purchase Units and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable and without limitation: (a) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), ranking as senior or subordinated debt, authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Stock, Preferred Stock or other Company securities, additional covenants and any initial public offering price; (b) in the case of Common Stock, the number of shares and any initial public offering price; (c) in the case of Preferred Stock, the number of shares, the specific title, any dividend, liquidation, redemption, sinking fund, conversion or exchange or other rights and any initial public offering price;
(d) in the case of Warrants, the duration, offering price, exercise price and detachability, (e) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock or Preferred Stock issuable thereunder, the purchase price of the Common Stock or Preferred Stock, the date or dates on which the Common Stock or Preferred Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contract or vice versa, and the terms of the offering and sale thereof; (f) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any debt obligations securing the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof; and (h) in the case of the Depositary Shares, the fraction of a share of Preferred Stock represented by one Depositary Share. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax and other considerations relating to the Securities covered thereby.

     The Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

The date of this Prospectus is January 4, 1996

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and any accompanying Prospectus Supplement in connection with the offering described herein and therein, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities offered hereunder in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation or sale in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder implies that there has been no change in the affairs of the Company at any time subsequent to the date hereof or that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which Exchange the Common Stock of the Company is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement. Statements contained therein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof. Each such statement in the Prospectus is qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and copies thereof may also be obtained from the Commission upon the payment of prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company (Commission File No. 1-584) with the Commission are incorporated herein by reference and made a part hereof:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

          (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-8 (Registration No. 33-12397) filed March 2, 1987, and any amendments or reports filed for the purpose of updating such description.

          (d) The description of the Company's Common Stock Rights contained in the Company's Registration Statement on Form 8-A filed March 27, 1986, as amended by the Company's Current Report on Form 8-K dated April 6, 1989.

          (e) The description of the Company's Preferred Stock contained in the Company's Registration Statement on Form S-8 (Registration No. 33-28520) filed May 3, 1989.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Securities hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in a Prospectus Supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to the Office of the Treasurer, Ferro Corporation, 1000 Lakeside Avenue, Cleveland, Ohio 44114-1183, telephone (216) 641-8580.

                                  THE COMPANY

     The Company produces specialty materials through the application of organic and inorganic chemistry for sale to various industries throughout the world. It operates principal manufacturing facilities on all six major continents. The Company produces a variety of specialty coatings, colors, chemicals, ceramics, plastics and related products and services. The Company's most important product is frit, which is produced for use in porcelain enamels and ceramic glazes.

     Most of the products produced by the Company are classified as specialty materials, rather than commodities, because they are formulated or designed to perform a specific and important function in the manufacturing processes of the Company's customers or in their end products. These specialty materials are not sold in the high volume normally associated with commodity businesses.

     The Company's specialty materials require a high degree of technical service on an individual customer basis. The value of these specialty materials stems not just from their raw material composition, but from the result and performance they achieve in actual use.

     Ferro Corporation was incorporated in Ohio in 1919. Its principal executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114-1183 and its telephone number is (216) 641-8580.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include capital expenditures, acquisitions and reductions of other indebtedness of the Company. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

               RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                             NINE MONTHS
                                                ENDED              YEARS ENDED DECEMBER 31,
                                            SEPTEMBER 30,    ------------------------------------
                                                1995         1994    1993    1992    1991    1990
                                            -------------    ----    ----    ----    ----    ----
Historical ratio of earnings to fixed
  charges.................................      5.82         6.74    5.21(1) 9.99    2.51(2) 3.27(2)
Historical ratio of earnings to combined
  fixed charges and preferred stock
  dividends...............................      4.58         4.95    3.74(1) 6.93    1.80(2) 2.59(2)

---------------
(1) In 1993, the Company adopted changes in accounting required by the Financial Accounting Standards Board. Prior to the accounting changes, the ratio of earnings to fixed charges for 1993 would have been 8.36 and the ratio of earnings to combined fixed charges and preferred stock dividends for 1993 would have been 6.01.

(2) Included in 1991 is a pretax restructuring charge of $45.3 million. A pretax litigation charge of $12.0 million is included in 1990. Excluding these charges, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for 1991 would have been 6.16 and 4.42, respectively, and for 1990 would have been 3.91 and 3.10 respectively.

     For the purposes of computing these ratios, "earnings" consist of income before income taxes and fixed charges (as reported in the Company's consolidated statement of income). "Fixed charges" consist of interest (including both amounts expended and amounts capitalized) and the interest portion of rental expense.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures, each dated as of the date of or a date prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued under separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee ("Trustee"), in a form filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to collectively as the "Indentures" or individually as an "Indenture". The Indentures relating to the Debt Securities do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by the Company.

     The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement"). The following summaries under this heading relating to Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, the Debt Securities and the Applicable Prospectus Supplement.

     Capitalized terms used herein and not defined shall have the meanings assigned to them in the Indentures.

GENERAL

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest, if any, on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in Cleveland, Ohio and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities and whether such Offered Debt Securities are to be Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the Person to whom any interest on the Offered Debt Securities shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates at which the Offered Debt Securities shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (7) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index or formula, the manner in which such amounts shall be determined; (13) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (5) the applicability of the provisions described under "Defeasance and Covenant Defeasance"; (16) if the Offered Debt Securities will be issuable only in the form of a Book-Entry Security as described under "Book-Entry Debt Securities," the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; and
(17) any other terms of the Offered Debt Securities. (Section 301)

     The Debt Securities may be issued as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Debt Securities will be described in the Applicable Prospectus Supplement. "Original Issue Discount Debt Securities" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101) In addition, pursuant to regulations issued under the Internal Revenue Code (the "Regulations"), Debt Securities that have interest reset dates that would cause any accrual period to be longer than one year would be subject to the original issue discount rules of the Internal Revenue Code and the Regulations, whether or not such Debt Securities are Original Issue Discount Debt Securities.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Book-Entry Securities that will be deposited with a Depository or its nominee identified in the Applicable Prospectus Supplement. In such a case, one or more Book-Entry Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Book-Entry Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Book-Entry Security may not be registered for transfer or exchange except as a whole by the Depository for such Book-Entry Security to a nominee of such Depository and except in the circumstances described in the Applicable Prospectus Supplement. (Sections 204 and 205)

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Book-Entry Security will be described in the Applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     Subsidiaries. The term "Subsidiary" will be defined as a corporation more than 50% of the outstanding voting Stock of which is owned directly or indirectly by the Company and/or one or more Subsidiaries. The term "Domestic Subsidiary" will be defined as a Subsidiary substantially all the fixed assets of which are located, or substantially all the business of which is carried on, within the United States, or which owns or leases any Principal Domestic Manufacturing Property, but such term excludes any Subsidiary the principal business of which is the financing or ownership of the operations of the Company or its Subsidiaries outside the United States (but such Subsidiary is excluded only so long as it neither owns nor leases any Principal Domestic Manufacturing Property). (Section 101)

     Restrictions on Secured Debt and Limitations on Liens. If the Company or any Domestic Subsidiary shall incur, issue, assume or guarantee any debt secured by a Mortgage on any Principal Domestic Manufacturing Property of the Company or any Domestic Subsidiary or on any shares of stock or Debt of any Domestic Subsidiary, the Company will secure, or cause such Domestic Subsidiary to secure, the Outstanding Debt Securities, and any other Debt of the Company or such Domestic Subsidiary which may be then outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto the aggregate amount of all such secured Debt together with all Attributable Debt of the Company and its Domestic Subsidiaries in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. For the purpose of providing such equal and ratable security, the principal amount of Outstanding Debt Securities of any series of Original Issue Discount Securities shall be such portion of the principal amount as specified in the terms of that series that would be payable upon acceleration of the Maturity thereof at the time of such determination. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of governmental bodies of the United States or any State or Puerto Rico or any other country or any political subdivision thereof to secure partial, progress or advance payments pursuant to any contract or statute, (d) Mortgages on property, shares of stock or Debt, purchase money Mortgages and construction Mortgages existing at or incurred within 120 days of the time of acquisition thereof (including acquisition through merger or consolidation), (e) Mortgages securing obligations issued by a State, territory or possession of the United States, any political subdivision of any of the foregoing, or the District of Columbia, or any instrumentality of the foregoing to finance the acquisition or construction of property, and on which the interest is not includable in gross income of the Holder under the Internal Revenue Code, and (f) certain extensions, renewals or replacements of Mortgages referred to in the foregoing clauses (a) through (e) inclusive. (Section 1008) The Indentures will not restrict the incurrence of unsecured Debt by the Company or its Subsidiaries.

     "Principal Domestic Manufacturing Property" will be defined to include any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing or warehousing of the Company's products and located in the United States, owned or leased by the Company or a Subsidiary and having a gross book value in excess of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is financed by certain governmental obligations the interest on which is excludable from gross income of the holder thereof pursuant to the provisions of Section 103(a) of the Internal Revenue Code or Section 745 of Title 48 of the United States code or (ii) which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety. "Consolidated Net Tangible Assets" will be defined as the aggregate amount of all assets (after deducting intangible assets and the amount of all current liabilities) of the Company and its consolidated Subsidiaries. "Mortgage" will be defined as any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or similar encumbrance. "Attributable Debt" will be defined to mean the total net amount of rent (discounted at the rate of 1% per annum over the weighted average Yield to Maturity of the Outstanding Debt Securities compounded semi-annually) required to be paid during the remaining term of any lease. (Section 101)

     Restrictions on Sale and Leaseback Transactions. Neither the Company nor any Domestic Subsidiary may, after the effective date of the Indentures, enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property which has been or is to be sold or transferred, more than 120 days after the acquisition thereof or the completion of construction and commencement of full operations thereof, unless (a) the Company or such Domestic Subsidiary could create Debt secured by a Mortgage on such property as described under "Restrictions on Secured Debt and Limitations on Liens" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Outstanding Debt Securities or (b) the Company, within 120 days, applies to the retirement of its Funded Debt which is pari passu (as defined in the Indentures) with the Outstanding Securities an amount equal to the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). (Section
1009) "Funded Debt" will be defined as indebtedness for money borrowed having a maturity at or being renewable or extendible to a date more than 12 months from the date of determination. (Section 101) This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Domestic Subsidiary, between Domestic Subsidiaries, or between a Domestic Subsidiary and a Foreign Subsidiary, or (b) involving the taking back of a lease for a period of three years or less. (Section 1009)

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under each Indenture with respect to Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of any covenant or warranty of the Company in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for 90 days after written notice as provided in such Indenture; (e) or default under indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 under an instrument to which the Company or any Domestic Subsidiary is a party as an obligor or by which either is bound, which default shall have resulted in such indebtedness becoming due and payable prior to the date on which it would otherwise be due and payable, without such default being cured or such indebtedness having been discharged within ten days after written notice as provided in each Indenture; (f) certain events in bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If any Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25 percent in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

     Each Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to any Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25 percent in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under each Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of each Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than the majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or interest on, any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of each Indenture. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive any past default under each Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of such Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other Person or transfer or lease its assets substantially as an entirety to any Person and may not permit any Person to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a corporation, partnership, or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a Mortgage not permitted by the Indentures, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, unless otherwise indicated in the Applicable Prospectus Supplement with respect to the Offered Debt Securities, that the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer of or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indentures, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Debt Securities of such series. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indentures shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company, and (iii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under each Indenture after a defeasance of the Indentures with respect to the Debt Securities of any series as described under clause (b) above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such amounts. (Article Thirteen)

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

     The Subordinated Debt Securities will be subordinate and junior in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of the Company. (Section 1401) "Senior Indebtedness" is defined in the Subordinated Indenture as the principal (including sinking fund payments) of, and premium, if any, and interest on any indebtedness, whether outstanding at the date of the Subordinated Indenture or thereafter created, incurred or assumed, which is for (a) money borrowed by the Company, (b) indebtedness of the Company evidenced by notes, debentures, bonds, securities or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, (c) obligations of the Company evidencing the purchase price for acquisitions by the Company or a subsidiary other than in the ordinary course of business, (d) money borrowed by others and assumed or guaranteed by the Company, (e) capitalized lease obligations of the Company, and (f) renewals, extensions, refundings, amendments and modifications of any indebtedness, of the kind described in the foregoing clauses or of the instruments creating or evidencing such indebtedness, unless, in each case, by the terms of the instruments evidencing such indebtedness or such renewal, extension, refunding, amendment or modification, it is provided that such indebtedness is not senior in rights of payment to the Subordinated Debt Securities. (Section 101)

     In the event of any distribution of assets of the Company upon its dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness shall first be paid in full in respect of principal, premium, if any, and interest before any such payments are made on account of the Subordinated Debt Securities. (Section 1403) In addition, in the event that (a) Subordinated Debt Securities or any other debt securities issued under the Subordinated Indenture are declared due and payable because of an Event of Default (other than the circumstances described in the preceding sentence) or
(b) any default by the Company has occurred and is continuing in the payment of principal, premium, if any, sinking funds or interest on any Senior Indebtedness, then no payment shall be made on account of principal, premium, if any, sinking funds or interest on the Subordinated Debt Securities until all such payments due in respect of such Senior Indebtedness shall have been paid in full. (Section 1402)

     By reason of such subordination, creditors of the Company who are holders of Senior Indebtedness may, subject to any subordination provisions that may be applicable to such creditors, recover more ratably than holders of the Subordinated Debt Securities.

     If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the most recent practicable date and any limitation on the issuance of additional Senior Indebtedness.

CONCERNING THE TRUSTEE

     The Trustee under each Indenture will be identified in the Applicable Prospectus Supplement. The Trustee may perform services for the Company in the ordinary course of business.

     Under the Indentures, the Trustee is required to transmit annual reports to all Holders regarding its eligibility and qualifications as Trustee under the Indentures and certain related matters. (Section 703)

                          DESCRIPTION OF CAPITAL STOCK

     The description of the Company's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Amended Articles of Incorporation (the "Articles of Incorporation") and Code of Regulations (the "Regulations").

GENERAL

     Under the Articles of Incorporation of the Company, the total number of shares of all classes of stock that the Company has authority to issue is 152,000,000, consisting of 150,000,000 shares of Common Stock, par value $1.00 per share, and 2,000,000 shares of Preferred Stock, without par value. In 1989, the Company established a series of Preferred Stock called Series A ESOP Convertible Preferred Stock ("Series A Preferred Stock") and authorized the issuance of 1,762,500 shares of such stock to National City Bank, trustee for the Company's Employee Stock Ownership Plan. At September 30, 1995, the Company had 27,344,105 shares of Common Stock and 1,388,443 shares of Preferred Stock issued and outstanding. The Common Stock is listed on the New York Stock Exchange under the symbol "FOE".

     Each share of outstanding Common Stock represents ownership of one right ("Right") under the terms of a Shareholder Rights Plan maintained by the Company. Each Right entitles its holders to buy one share of the Company's Common Stock upon the occurrence of certain events. See "Certain Antitakeover Provisions -- Shareholder Rights Plan" for a description of the Rights and the Shareholder Rights Plan.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters presented to shareholders. Subject to any preferential rights of outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. A procedure for invoking cumulative voting for the election of directors is provided by the statutory law of Ohio. All shares of Common Stock issued in the offering will be fully paid and non assessable and the holders thereof will not have preemptive rights. As described above, one Right will be issued along with each share of Common Stock issued in the offering.

PREFERRED STOCK

     The Articles of Incorporation provide that all shares of Preferred Stock shall be of equal rank and shall be identical except with respect to those matters that may be fixed by the Board of Directors. The Board is authorized to provide for the issuance of such Preferred Stock in one or more series and to determine such matters as the annual dividend rate, conversion rights, redemption rights and prices, the terms of any sinking funds established for the purchase or redemption of Preferred Stock, the amounts payable to holders in the event of a voluntary liquidation, dissolution or winding up of the Company and restrictions on issuance. In the event of involuntary liquidation, dissolution or winding up of the Company's affairs, the Preferred Stock will be entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid dividends. The holders of shares of Preferred Stock will not be entitled to any preemptive right to purchase or have offered to them any shares or other securities of the Company whether now or hereafter authorized.

     The Board is not authorized to establish the voting rights of Preferred Stock. Holders of Preferred Stock are generally entitled to one vote for each share of such stock upon all matters presented to the shareholders, plus special voting rights in the event of a default in the payment of preferred dividends. If the Company is in default in the payment of six (6) full quarterly dividends (whether or not consecutive), the holders of Preferred Stock shall be entitled to vote for the election of two additional directors of the Company, who shall remain in office until such dividends in arrears are paid (the "Preferred Director Rights"). The vote of the holders of at least two-thirds of the outstanding shares of Preferred Stock will be necessary to effect (i) any amendment, alteration or repeal of any of the provisions of the Articles of Incorporation or of the Regulations of the Company which affects adversely the voting powers, rights or preferences of the holders of Preferred Stock (certain types of amendments being deemed not adverse for this purpose), or (ii) the authorization or creation of, or the increase in the authorized amount of, any shares of any class, or any security convertible into shares of any class, ranking prior to the Preferred Stock, or (iii) the purchase or redemption of less than all the Preferred Stock then outstanding (except in accordance with a stock purchase offer made to all holders of Preferred Stock) when any dividends or sinking fund obligations on the Preferred Stock are in arrears.

     The vote of the holders of at least a majority of the outstanding shares of Preferred Stock will be necessary to effect (i) the sale, lease or conveyance by the Company of all or substantially all of its property or business, or its consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the Preferred Stock except the same number with the same rights and preferences as those of the Company authorized and outstanding immediately preceding such consolidation or merger, and each holder of Preferred Stock immediately prior thereto receives the same number of shares, with the same rights and preferences, of the resulting corporation, or (ii) the authorization of any shares ranking on a parity with the Preferred Stock or an increase in the authorized number of shares of Preferred Stock.

     The Company believes that the ability of the Board of Directors to issue one or more classes or series of Preferred Stock provides the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, are available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     The issuance of any such series of Preferred Stock may have an adverse effect on the rights of holders of Common Stock.

     The terms of the Preferred Stock offered by any Prospectus Supplement will be set forth in the applicable Prospectus Supplement. Among the terms which would be specified in the applicable Prospectus Supplement are the following:
(i) the annual dividend rate, if any, or the means by which such dividend rate may be calculated (including without limitation the possibility that the rate of such dividends may bear an inverse relationship to some index or standard) and the date or dates from which such dividends shall accrue and the date or dates on which such dividends shall be paid and whether such dividends shall be cumulative; (ii) the price at which and the terms and conditions on which the share of such series of Preferred Stock may be redeemed, including the period of time during which such share may be redeemed, any premium to be paid over and above the par value of such shares of Preferred Stock, whether and to what extent accumulated dividends on such shares of Preferred Stock will be paid upon the redemption of such shares; (iii) the liquidation preference, if any, over and above the par value of such shares of Preferred Stock and whether and to what extent the holders of such shares of Preferred Stock shall be entitled to accumulated dividends in the event of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company; (iv) whether the share of Preferred Stock shall be subject to the operation of a retirement or sinking fund and, if so, a description of the operation of such retirement or sinking fund; (v) the terms and conditions, if any, on which the shares of Preferred Stock may be convertible into, or exchangeable for, shares of any other class or classes of stock of the Company, including the price or rate of conversion or exchange and the method for effecting such conversion or exchange, provided that no shares of Preferred Stock will be convertible into shares of a class that has superior rights or preferences as to dividends or distribution of assets of the Company upon the voluntary or involuntary dissolution or liquidation of the Company; and (vi) other preferences, rights, qualifications or restrictions or material terms of such shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock and Preferred Stock is National City Bank.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to the Preferred Stock) of a share of such Preferred Stock.

     The shares of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

     The applicable Prospectus Supplement will describe the terms of any Depositary Shares. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Deposit Agreement.

                        CERTAIN ANTITAKEOVER PROVISIONS

     The Articles of Incorporation and the Regulations contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Articles of Incorporation and the Regulations, which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and the laws of the State of Ohio.

CLASSIFIED BOARD OF DIRECTORS

     The Regulations provide that the Board of Directors is divided into three classes of directors, each consisting of not less than three nor more than five directors and with the classes serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors helps to ensure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

NUMBER OF DIRECTORS; FILLING VACANCIES

     The Regulations provide that the number of directors shall be not less than nine nor more than fifteen as may be determined by the vote of the shareholders at any annual meeting or special meeting called for the purpose of electing directors. In addition to the authority of shareholders to fix or change the number of directors, the Board may change the number of directors and may fill any director's office that is created by an increase in the number of directors; provided, however, the Board may not change the number of directors by more than two from the number authorized by the shareholders at the last annual or special meeting. In no event may the directors fix the numbers of directors at less than nine nor more than fifteen. The Regulations provide that any vacancies may be filled by a vote of a majority of the remaining directors, though less than a quorum.

SPECIAL MEETINGS

     The Regulations provide that the call by shareholders of a special meeting of shareholders shall require that holders of 25% of the outstanding shares of the Company participate in such call. This provision may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

SHAREHOLDER RIGHTS PLAN

     The Company maintains a Shareholder Rights Plan under which, until the occurrence of certain events, each share of outstanding Common Stock represents ownership of one right ("Right"). The Rights become exercisable only if a person or group acquires 20% or more of the Common Stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the Common Stock. Each Right entitles holders to buy, from the Company, one share of its Common Stock at an exercise price of $20.00 per share. The Rights, which do not entitle the holders to the right to vote or receive dividends, expire on April 9, 1996. Rights may be redeemed by the Company at $.022 per Right at any time until the fifteenth day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

     If any person becomes the owner of 20% or more of the Common Stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its Common Stock is not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase one share of Common Stock at a purchase price of 20% of the then current market price of the Common Stock.

     In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its Common Stock is changed or exchanged or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.

                            DESCRIPTION OF WARRANTS

     The Company has no Warrants outstanding. The Company may issue Warrants for the purchase of Debt Securities, Common Stock or Preferred Stock. Warrants may be issued independently of or together with any other Securities offered by an applicable Prospectus Supplement and may be attached to or separate from such Securities. Warrants may be issued under a Warrant Agreement (each, a Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, number and terms of the Debt Securities and/or shares of Common Stock or Preferred Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (6) the date, if any, on and after which such Warrants and the related Debt Securities and/or Common Stock or Preferred Stock, if any, will be separately transferable; (7) the price at which Debt Securities and/or each share of Common Stock or Preferred Stock purchasable upon exercise of such Warrants may be purchased and provisions, if any, for changes to or adjustments in the exercise price; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     The Company may issue Stock Purchase Contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Preferred Stock or Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units"), each consisting of a Stock Purchase Contract and debt obligations of the United States of America or agencies or instrumentalities thereof securing the holders' obligations to purchase the Preferred Stock or the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Company to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on a specified basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as will be set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with whom delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The applicable Prospectus Supplement will set forth the commission payable for solicitation of such offers.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Securities to be offered hereby, including their legality, will be passed upon for the Company by Squire, Sanders & Dempsey, Cleveland, Ohio. Mark A. Cusick, Esq., a partner in such firm, is Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, appearing in its Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. To the extent that KPMG Peat Marwick LLP audits and reports on the consolidated financial statements of the Company issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

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